Exhibit 99.1

KANZHUN LIMITED Announces Second Quarter 2021 Unaudited Financial Results

BEIJING, August 27, 2021 (GLOBE NEWSWIRE) – KANZHUN LIMITED (“BOSS Zhipin” or “the Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

●	Total revenues for the quarter were RMB1,168.2 million (US$180.9 million), an increase of 173.9% from RMB426.5 million for the same quarter of 2020.
●	Calculated cash billings[1] were RMB1,444.5 million (US$223.7 million), an increase of 175.3% from RMB524.7 million for the same quarter of 2020.
●	Average monthly active users (MAUs)[2] for the quarter were 30.4 million, an increase of 44.8% from 21.0 million for the same quarter of 2020.
●	Total paid enterprise customers[3] in the twelve months ended June 30, 2021 increased by 135.9% to 3.61 million, from 1.53 million in the twelve months ended June 30, 2020.
●

Net loss for the quarter was RMB1,414.1 million (US$219.0 million), compared to RMB167.4 million for the same quarter of 2020 and RMB176.2 million for the first quarter of 2021. The increase of net loss was mainly due to one-time share-based compensation expenses recorded in the quarter. Adjusted net income[4] for the quarter turned positive to RMB246.5 million (US$38.2 million), compared to adjusted net loss of RMB143.4 million for the same quarter last year and adjusted net loss of RMB127.5 million for the first quarter of 2021.

“We are pleased to report strong results for our first quarter as a public company, with robust and quality growth demonstrating our effective ‘direct-recruitment’ model.” Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “The successful completion of initial public offering in June is just the start of a long journey, and we treasure this opportunity to shoulder greater responsibility of delivering equal and efficient services to more job seekers and enterprise users. With user satisfaction and platform security as our top priorities, we strive to fulfill our mission of improving the efficiency of connecting talents and jobs through the power of technology.”

Mr. Phil Yu Zhang, Chief Financial Officer, further commented, “Our total revenues increased by 173.9% year on year in this quarter to RMB1,168.2 million. We remain focusing on our users and revenue growth while also improving the operating efficiency through greater leverage and effective

[1]

Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures”.

[2]	MAUs refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile applications in a given month at least once.
[3]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[4]

Adjusted net income (loss) and adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures”.

marketing initiatives. With our strong cash flow, we are committed to making further investment in R&D, and continuing to increase brand recognition and user coverage for our long-term sustainable growth.”

Second Quarter 2021 Unaudited Financial Results

Revenues

Revenues were RMB1,168.2 million (US$180.9 million) in the second quarter of 2021, an increase of 173.9% from RMB426.5 million for the same period in 2020. The increase was primarily due to the growth of revenues from our online recruitment services.

●

Revenues from online recruitment services were RMB1,157.8 million (US$179.3 million) in the second quarter of 2021, representing an increase of 174.7% from RMB421.5 million for the same period in 2020. The increase was mainly due to rapid growth in our paid enterprise customer numbers following the expansion of our user base and continued investment in enhancing our service capabilities. Total paid enterprise customers increased by 135.9% from 1.53 million in the twelve months ended June 30, 2020 to 3.61 million in the twelve months ended June 30, 2021. Revenue from key accounts[5] performed particularly well at RMB208.3 million (US$32.3 million) in the second quarter of 2021, representing an increase of 229.1% from RMB63.3 million in the same period of 2020. Total number of key accounts increased by 146.6% from 1,272 in the twelve months ended June 30, 2020 to 3,137 in the twelve months ended June 30, 2021.

●

Revenues from other services, which mainly comprise of paid value-added services offered to job seekers, were RMB10.4 million (US$1.6 million) in the second quarter of 2021, representing an increase of 108.0% from RMB5.0 million for the same period in 2020, benefiting from our continued overall growth in user base.

Total operating cost and expenses

Total operating cost and expenses were RMB2,594.3 million (US$401.8 million) in the second quarter of 2021, representing an increase of 335.1% from RMB596.3 million in the same period of 2020. Total share-based compensation expenses were RMB1,660.6 million (US$257.2 million) in the second quarter of 2021, compared with RMB24.0 million in the same period of 2020.

●

Cost of revenues were RMB143.2 million (US$22.2 million) in the second quarter of 2021, representing an increase of 164.2% from RMB54.2 million in the same period of 2020, primarily driven by third-party payment processing costs, payroll and other employee-related costs, and server and bandwidth costs, resulting from expanded user base and increased transaction volume.

●

Sales and marketing expenses were RMB534.2 million (US$82.7 million) in the second quarter of 2021, representing an increase of 45.8% from RMB366.4 million in the same period of 2020, primarily due to (i) increased sales and marketing employee-related expenses; and (ii) enhanced brand advertising and customer acquisition activities.

●	Research and development expenses were RMB250.0 million (US$38.7 million) in the second quarter of 2021, representing an increase of 113.7% from RMB117.0 million in the same period

[5]	Key accounts are defined as paid enterprise customers who contributed RMB50,000 or more in the respectively proceeding twelve-month period.

of 2020, primarily due to increased headcount for experienced research and development staff as well as increased share-based compensation expenses.
●

General and administrative expenses were RMB1,666.9 million (US$258.2 million) in the second quarter of 2021, compared with RMB58.6 million in the same period of 2020, mainly resulting from the one-time issuance of Class B ordinary shares to TECHWOLF LIMITED, which led to an increase of RMB1,506.4 million (US$233.3 million) in share-based compensation expenses.

Loss from operations

Loss from operations was RMB1,420.8 million (US$220.0 million) in the second quarter of 2021, compared to RMB167.5 million in the same period of 2020.

Net loss and adjusted net income (loss)

Net loss was RMB1,414.1 million (US$219.0 million) in the second quarter of 2021, compared to net loss of RMB167.4 million in the same period of 2020.

Adjusted net income was RMB246.5 million (US$38.2 million) in the second quarter of 2021, compared to adjusted net loss of RMB143.4 million in the same quarter of 2020.

Basic and diluted net loss per ADS and adjusted basic and diluted net income (loss) per ADS

Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB18.79 (US$2.91) in the second quarter of 2021, compared to net loss per ADS of RMB4.34 in the same period of 2020.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 were RMB2.21 (US$0.34) and RMB1.32 (US$0.20) respectively in the second quarter of 2021, compared to adjusted basic and diluted net loss per ADS of RMB3.89 in the same period of 2020.

Net cash flow generated from (used in) operating activities

Net cash generated from operating activities was RMB671.2 million (US$104.0 million) in the second quarter of 2021, compared to net cash used in operating activities of RMB14.2 million in the same period of 2020.

Cash position

Balance of cash and cash equivalents and short-term investments was RMB11,708.7 million (US$1,813.4 million) as of June 30, 2021, compared to RMB4,534.6 million as of December 31, 2020. The increase was primarily attributable to the net proceeds from the initial public offering completed in June 2021.

Recent Development

On June 11, 2021, the Company completed its initial public offering, through which the Company sold a total of 48,000,000 ADSs, with each ADS representing two Class A ordinary shares, at a price of US$19.00 per ADS. On June 15, 2021, the underwriters exercised their over-allotment option to purchase an additional 7,200,000 ADSs, at a price of US$19.00 per ADS. Upon the closing of the over-allotment transaction, the Company had a total of 677,127,602 Class A ordinary shares and 140,830,041 Class B ordinary shares issued and outstanding.

As stated in the press release announced on July 5, 2021, the Company is subject to cybersecurity review by the Cyberspace Administration of China. To facilitate the process, during the review period, the “BOSS Zhipin” app has been required to suspend new user registration in China. The process is still ongoing and the Company is fully cooperating with the regulator in respect of its review.

Outlook

For the third quarter of 2021, the Company currently expects its total revenues to be between RMB1.18 billion and RMB1.21 billion, representing a year-on-year increase of 100.0% to 105.1%. This forecast reflects the Company’s current views on the market, operational conditions and the impact of the on-going cybersecurity review, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Friday, August 27, 2021 (8:00 PM Beijing/Hong Kong Time on Friday, August 27, 2021) to discuss the financial results. Details for the conference call are as follows:

Event Title:	KANZHUN LIMITED Second Quarter 2021 Earnings Conference Call
Conference ID:	6665641
Registration Link:	http://apac.directeventreg.com/registration/event/6665641

Upon registration, participants will receive an email containing conference call dial-in details, a passcode, and a unique registrant ID. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call and will be available until September 3, 2021, via the following details:

International:	+61-2-8199-0299
China (Mandarin) Toll Free:	800-870-0206
China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong Toll Free:	800-963-117
Singapore Toll Free:	800-616-2305
Conference ID:	6665641

Exchange Rate

This announcement contains translation of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollar were made at the rate of RMB6.4566 to US$1.00, the noon buying rate on June 30, 2021 of RMB as set forth in the H.10 statistical release of the Federal Reserve Board. The

Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as calculated cash billings, adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted net income (loss) per share attributable to ordinary shareholders and adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provide valuable insights into the cash that will be generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income (loss) and adjusted net income (loss) attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP measures. The Company believes that these non-GAAP measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses that are included in net loss and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for most directly comparable financial measures prepared in accordance with GAAP. The non-GAAP measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, and may not be comparable to other similarly titled measures used by other companies. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the financial statement tables captioned “Unaudited Reconciliation of GAAP and Non-GAAP results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED (Nasdaq: BZ) operates the largest online recruitment platform BOSS Zhipin in China in terms of average MAU in 2020. Established seven years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For more information, please visit https://ir.zhipin.com.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

UNAUDITED INTERIEM CONDENSED CONSOLIDATED

STATEMENTS OF COMPRHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	421,475	1,157,763	179,315	700,585	1,939,919	300,455
Other services	5,008	10,419	1,614	8,509	16,798	2,602
Total Revenues	426,483	1,168,182	180,929	709,094	1,956,717	303,057
Operating cost and expenses
Cost of revenues(1)	(54,221)	(143,173)	(22,175)	(92,072)	(250,029)	(38,725)
Sales and marketing expenses(1)	(366,396)	(534,243)	(82,744)	(742,918)	(1,152,780)	(178,543)
Research and development expenses(1)	(117,014)	(249,961)	(38,714)	(221,815)	(413,728)	(64,078)
General and administrative expenses(1)	(58,640)	(1,666,900)	(258,170)	(104,291)	(1,748,612)	(270,826)
Total operating cost and expenses	(596,271)	(2,594,277)	(401,803)	(1,161,096)	(3,565,149)	(552,172)
Other operating income, net	2,332	5,339	827	3,695	7,657	1,186
Loss from operations	(167,456)	(1,420,756)	(220,047)	(448,307)	(1,600,775)	(247,929)
Financial income, net	111	2,056	318	462	4,017	622
Foreign exchange loss	(2)	(1,050)	(163)	(1,123)	(586)	(91)
Investment income	148	5,818	901	5,587	8,629	1,336
Other expenses	(184)	(201)	(31)	(2,834)	(1,597)	(247)
Loss before income tax expense	(167,383)	(1,414,133)	(219,022)	(446,215)	(1,590,312)	(246,309)
Income tax expense	-	-	-	-	-	-
Net loss	(167,383)	(1,414,133)	(219,022)	(446,215)	(1,590,312)	(246,309)
Accretion on convertible redeemable preferred shares to redemption value	(65,221)	(71,802)	(11,121)	(130,015)	(164,065)	(25,410)
Net loss attributable to ordinary shareholders	(232,604)	(1,485,935)	(230,143)	(576,230)	(1,754,377)	(271,719)
Net loss	(167,383)	(1,414,133)	(219,022)	(446,215)	(1,590,312)	(246,309)
Other comprehensive income
Foreign currency translation adjustment	(1,573)	(18,084)	(2,801)	28,491	7,884	1,221
Total comprehensive loss	(168,956)	(1,432,217)	(221,823)	(417,724)	(1,582,428)	(245,088)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	107,305,026	158,122,725	158,122,725	107,305,026	147,308,942	147,308,942
Net loss per share attributable to ordinary shareholders
—Basic and diluted	(2.17)	(9.40)	(1.46)	(5.37)	(11.91)	(1.84)
Net loss per ADS* attributable to ordinary shareholders
—Basic and diluted	(4.34)	(18.79)	(2.91)	(10.74)	(23.82)	(3.69)

* Each ADS represents two Class A ordinary shares

(1) Includes share-based compensation expenses as follows:

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	375	9,652	1,495	632	13,137	2,035
Sales and marketing expenses	6,331	24,976	3,868	10,888	26,922	4,170
Research and development expenses	7,968	42,061	6,514	12,940	58,633	9,081
General and administrative expenses	9,303	1,583,904	245,315	15,788	1,610,559	249,444
	23,977	1,660,593	257,192	40,248	1,709,251	264,730

KANZHUN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,998,203	11,088,959	1,717,461
Short-term investments	536,401	619,695	95,979
Accounts receivable	6,999	2,595	402
Amounts due from related parties	40,799	9,081	1,406
Prepayments and other current assets	164,910	263,352	40,788
Total current assets	4,747,312	11,983,682	1,856,036
Non-current assets
Property, equipment and software, net	191,355	235,689	36,504
Intangible assets, net	549	504	78
Right-of-use assets, net	144,063	185,413	28,717
Other non-current assets	-	4,000	620
Total non-current assets	335,967	425,606	65,919
Total assets	5,083,279	12,409,288	1,921,955
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable	41,856	102,041	15,804
Deferred revenue	1,200,349	1,870,478	289,700
Other payable and accrued liabilities	418,259	372,999	57,770
Operating lease liabilities, current	59,559	83,579	12,945
Total current liabilities	1,720,023	2,429,097	376,219
Non-current liabilities
Operating lease liabilities, non-current	76,373	98,281	15,222
Total non-current liabilities	76,373	98,281	15,222
Total liabilities	1,796,396	2,527,378	391,441
Mezzanine equity	5,587,000	-	-
Shareholders’ (deficit)/equity
Ordinary shares	81	521	81
Treasury shares (3,657,853 shares as of December 31, 2020 and nil as of June 30, 2021, respectively)	-	-	-
Additional paid-in capital	452,234	14,216,249	2,201,817
Accumulated other comprehensive loss	(130,387)	(122,503)	(18,973)
Accumulated deficit	(2,622,045)	(4,212,357)	(652,411)
Total shareholders’ (deficit)/equity	(2,300,117)	9,881,910	1,530,514
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	5,083,279	12,409,288	1,921,955

KANZHUN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(14,242)	671,208	103,957	(293,584)	836,543	129,564
Net cash (used in)/generated from investing activities	(12,281)	(90,867)	(14,074)	1,058,089	(167,365)	(25,922)
Net cash generated from financing activities	-	6,424,406	995,014	1,048,706	6,412,214	993,125
Effect of exchange rate changes on cash and cash equivalents	(1,572)	(17,068)	(2,643)	27,505	9,364	1,450
Net (decrease)/increase in cash and cash equivalents	(28,095)	6,987,679	1,082,254	1,840,716	7,090,756	1,098,217
Cash and cash equivalents at beginning of the period	2,276,166	4,101,280	635,207	407,355	3,998,203	619,244
Cash and cash equivalents at end of the period	2,248,071	11,088,959	1,717,461	2,248,071	11,088,959	1,717,461

KANZHUN LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	426,483	1,168,182	180,929	709,094	1,956,717	303,057
Add: Change in deferred revenue	98,180	276,306	42,794	125,911	670,129	103,790
Calculated cash billings	524,663	1,444,488	223,723	835,005	2,626,846	406,847

Net loss	(167,383)	(1,414,133)	(219,022)	(446,215)	(1,590,312)	(246,309)
Add: Share-based compensation expenses	23,977	1,660,593	257,192	40,248	1,709,251	264,730
Adjusted net (loss)/income	(143,406)	246,460	38,170	(405,967)	118,939	18,421

Net loss attributable to ordinary shareholders	(232,604)	(1,485,935)	(230,143)	(576,230)	(1,754,377)	(271,719)
Add: Share-based compensation expenses	23,977	1,660,593	257,192	40,248	1,709,251	264,730
Adjusted net (loss)/income attributable to ordinary shareholders	(208,627)	174,658	27,049	(535,982)	(45,126)	(6,989)

Weighted average number of ordinary shares used in computing adjusted net (loss)/income per share
—Basic	107,305,026	158,122,725	158,122,725	107,305,026	147,308,942	147,308,942
—Diluted	107,305,026	264,847,465	264,847,465	107,305,026	147,308,942	147,308,942

Adjusted net (loss)/income per ordinary share
—Basic	(1.94)	1.10	0.17	(4.99)	(0.31)	(0.05)
—Diluted	(1.94)	0.66	0.10	(4.99)	(0.31)	(0.05)

Adjusted net (loss)/income per ADS
—Basic	(3.89)	2.21	0.34	(9.99)	(0.61)	(0.09)
—Diluted	(3.89)	1.32	0.20	(9.99)	(0.61)	(0.09)